Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
Onconova Europe GmbH	Germany
Trawsfynydd Therapeutics, LLC	Delaware, U.S.
Throxavir Therapeutics AU Pty Ltd	Australia
Trawsfynydd Therapeutics AU Pty Ltd	Australia